UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING OF THE SHAFT FURNACE NO. 8 AT ITS SOUTHERN URALS
NICKEL PLANT SUBSIDIARY

Moscow, Russia – May 27, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces commissioning of the Shaft
Furnace No. 8 after repair at its Southern Urals Nickel Plant subsidiary.
Shaft Furnace No. 8 has been restarted at Mechel’s Southern Urals Nickel Plant subsidiary on May 26, 2009.  Thus, six shaft furnaces currently operate at the plant.  The restart of the Furnace No. 8 resulted in the 15% increase in utilization of the plant’s capacity. Considering total output of the six shaft furnaces, Southern Urals Nickel Plant reached the level of 80% of average monthly pre-crises output.
In December 2008, the plant decreased its output due to a lower demand for its products.  Therefore, all its furnaces were put into stand-by mode except two, which continued producing alloy. The time passed was used for maintenance works, which were conducted, substantially, by the plant’s own personnel. Specifically, the gas ducts of Shaft Furnaces No. 1-2 and No. 3-4 were repaired, which enabled significant reduction of dust and gas emission rate.
As the result of the maintenance work completion and increase in demand for the plant’s products, four shaft furnaces have been successively restarted from
March 2009.
Taking into account all operating furnaces’ total output during the first four months of 2009 year-on-year, the plant’s productivity reached 20% increase in tons per square metre per 24 hours.
From April 2009, the personnel of Southern Urals Nickel Plant resumed working based on a full time schedule. From December 2008 to April 2009, as an anti-crises measure the plant had shortened working day and working week.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: 05/27/2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO